Saebo, Inc.



ANNUAL REPORT

2459 Wilkinson Blvd. Ste 120-B

Charlotte, NC 28208

0

https://www.saebo.com/

This Annual Report is dated April 27, 2022.

BUSINESS

Saebo is a leading international provider of stroke and neuro rehabilitation products for the upper and lower extremities. In 2019, we sold over 13,000 products in 44 countries on six continents. Since its founding, Saebo has generated over $44MM in total revenues. The company is established, well-known in the industry, and its award-winning line of products have been proven effective in over 4,000 hospitals and over 100,000 patient homes around the world. The company is approaching cash flow break-even, so your investment will primarily be used to accelerate growth of an established industry leader.

Saebo is different from most of its competitors. They focus on selling expensive ($25,000-250,000), high tech products with sensors and robotics to hospitals. Great products, but there are a limited number of rehab hospitals to sell to, there's lots of competition, and patients can't use these expensive products at home.

While we do sell capital products to hospitals (average sale price of just $10,000), Saebo's main focus is on selling "affordable, effective, evidence-based" products to patients for use in their homes as assistive devices or to continue with their rehabilitation. In the US alone, there are over 800,000 new strokes per year, over 600,000 new stroke survivors per year and over 6,000,000 "legacy" stroke survivors from previous years. Saebo has something for all of these survivors – whether it is our free exercise guide (77,656 downloaded worldwide), our free mental practice exercises, or one of our innovative, affordable products, we can help every single stroke

survivor with their recovery.

Stroke/neuro rehabilitation is a large and growing market that will only increase as the US population ages.

As the #1 cause of long term disability worldwide according to the World Stroke Organization, suffering a stroke can have a devastating impact on quality-of-life, leaving many patients unable to use their hand or leg, and dependent upon others for basic tasks such as dressing or eating.

Based on the latest research demonstrating the brain's innate "cortical plasticity," our innovative products (17 patents to date) help patients "rewire" their brains and regain lost function and mobility.

In the US, our products have been recommended by leading clinicians at each of the Top 10 Rehabilitation Hospitals as ranked by US News & World Reports, and over 2,000 other hospitals nationwide.

Worldwide, our products have been used by an estimated 800,000 patients in over 4,000 hospitals and are currently featured in 14 different stroke rehabilitation textbooks.

With a broad, multi-channel distribution model, we sell our products directly to hospitals, providers, domestic and international distributors, and most importantly patients. In fact, direct-to-patient sales represent the fastest growing segment of our business, and we are proud to offer a 100% money back guarantee on every single product we sell.

In addition to these direct channels, the company also sells products through a range of domestic distributors in the Orthotics and Prosthetics (O&P), Durable Medical Equipment (DME) and Rehabilitation products industries.

Through its wholly owned UK subsidiary, Saebo UK, and through its extensive network of 24 exclusive and non-exclusive dealers the company is currently represented in 38 countries, which accounts for approximately 30% of the company's overall revenue.

Saebo's sophisticated digital marketing platform yields strong organic search rankings and low customer acquisition costs. Our complementary and expanding product line ensures a growing lifetime value of our customers. Finally, product exclusivity and high-touch customer service ensure high gross margins.

The company currently outsources almost all of its manufacturing and administrative/back office functions in order to minimize fixed costs and maximize operational flexibility and customer focus.

Previous Offerings

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

2021 Results

Consolidated revenue for 2021 grew $535,000 or 13% versus 2020 to return to pre-pandemic levels. This revenue growth was lead by continued strength in our sales of Patient Products through our US Direct-to-Consumer channel. This more than compensated for continued softness in sales of our Capital Products to Hospitals, as many hospitals continued to struggle financially from the effects of COVID. International sales also returned to pre-pandemic levels. Gross Margin increased significantly by $440,000 or 5% due to the improved sales mix of more profitable Patient Product sales. We believe this new, higher Gross Margin is sustainable as we continue to focus more resources on more profitable Patient Products, and continue to work to lower our COGS on some of our higher volume products.

Sales, General and Administrative expenses were up about $578K in 2021 vs. 2020. We brought back (and added) sales and support staff to accommodate the increase in sales throughout the year. We also increased our advertising expense consistent with a positive ROAS (Return On Ad Spend), and returned to investing significantly in new product R&D.

Net Income for the year improved from a loss of ($919,149) to a loss of ($765,524) or a reduction of $153,621. However, for 2021, $286,108 in preferred return, $67,169 in interest expense and $172,000 in outsourcing fees to related parties was not paid in 2021. This reduced the actual cash Net Income to ($240,247).

• Historical results and cash flows:

Net Cash used in Operating Activities declined by $530,224 to $581,524, which would have been lower except the Company increased inventory by approximately $90,000 due to a new product launch and supply chain issues.

In 2021, the company received a $304,000 PPP Loan (which was subsequently fully forgiven in 2022).

Cash at the end of 2021 was $534,201, an increase of $277K from year end 2020.

Other Highlights of 2021:

1) The Company brought back almost all employees who were furloughed as a result of COVID, and actually ended the year with more employees than it had pre-COVID.
2) Hired a Director of Digital Marketing.
3) Redesigned its very popular SaeboStep, improving functionality and lowering the cost
4) Introduced the SaeboStim Spa, a proven treatment for foot pain/neuropathy.
5) Hired a Growth Consultant to assist with product and brand strategy, who was subsequently hired as the Company's CEO

Our expectation is that we will continue to aggressively grow our US Direct-to-Consumer business through our ecommerce site, and that our international and US Captial Equipment business lines will return to pre-pandemic levels and continue growing from there. As such, we expect our pre-covid "base business" will continue to grow at about 15% versus prior year. The introduction of the SaeboStim Spa should add another approximately 5% to revenue this year, and we intend to launch at least one new product and another product line extension that we hope will add another 5% to revenue this year, for a total expected revenue growth of about 20-25% versus prior year. Further, we do not intend to add much (if any) additional payroll or other additional expenses in 2022, so we expect most of the incremental growth in gross profit to "drop-thru" to the bottom line. If we are able to achieve this, the company should be near or even possibly above cash flow break-even.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $534,201.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: CHMG Capital, LLC
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: Due on demand. Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

• Creditor: CHMG Capital, LLC
Amount Owed: $1,019,482.03
Interest Rate: 6.0%
Maturity Date: Due on demand. Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

• Creditor: CHMG Solutions, LLC
Amount Owed: $2,151,000.00
Interest Rate: 0.0%
Maturity Date: Due on demand. Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

• Creditor: CHMG Capital, LLC
Amount Owed: $120,456.92
Interest Rate: 0.0%
Maturity Date: Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

• Creditor: Small Business Administration (COVID-19 Economic Injury Disaster Loan)
Amount Owed: $494,152.00
Interest Rate: 3.75%
Maturity Date: May 01, 2050, monthly principal and interest payments of $731, increasing to $2509 in Oct 2022.

• Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)
Amount Owed: $66,168.33
Interest Rate: 1.0%
Maturity Date: monthly payments through April 01, 2025

• Creditor: National Westminster Bank (COVID-19 UK Bounce Back Loan)
Amount Owed: $60,204.91
Interest Rate: 2.5%
Maturity Date: June 09, 2026
The length of the loan is 6 years, but can be repaid early without paying a fee. No repayments will be due during the first 12 months. Before your first repayment is due, your lender will contact you about further options to: • extend the term of your loan to 10 years • move to interest-only repayments for a period of 6 months (you can use this option up to 3 times) • pause your repayments for a period of 6 months if you have already made at least 6 repayments (you can use this option once)

• Creditor: CHMG Capital, LLC
Amount Owed: $57,651.48
Interest Rate: 6.0%
Revolving Line of Credit with a $300,000 limit - payable upon demand

• Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)
Amount Owed: $308,120.00
Interest Rate: 1.0%
Maturity Date: Fully forgiven March 10, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Henry B. Hoffman Jr.

Henry B. Hoffman Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder

Dates of Service: June 29, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: President

Dates of Service: October 22, 2020 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: Director

Dates of Service: July 01, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Name: Todd D. Wiebusch

Todd D. Wiebusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman

Dates of Service: June 29, 2004 - Present

Responsibilities: Assists with corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Position: Director

Dates of Service: June 29, 2004 - Present

Responsibilities: Charts corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Other business experience in the past three years:

Employer: CHMG Capital, LLC

Title: CEO

Dates of Service: August 05, 2004 - Present

Responsibilities: Corporate Strategy, Investment Decisions, Management of Senior Personnel of Majority owned portfolio companies. CHMG Capital, LLC is a personal investment vehicle operated by Mr. Wiebusch. CHMG Capital, LLC owns 100% of CHMG Solutions, LLC. CHMG Solutions has 13 employees, including Alan Zdyb. Saebo pays CHMG Solutions a fee (at cost) for outsourced billing, collection, accounting, IT and other admin services.

Other business experience in the past three years:

Employer: Courage Ventures Funds, Oy

Title: Partner

Dates of Service: August 01, 2016 - Present

Responsibilities: Assist with making Venture Capital investments in Finnish digital health and wellness companies that aspire to enter the US market

Name: Christopher L. Klett

Christopher L. Klett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human

resources.

Position: Secretary

Dates of Service: January 01, 2015 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Position: Director

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Name: Alan J. Zdyb

Alan J. Zdyb's current primary role is with CHMG Solutions, LLC. Alan J. Zdyb currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 01, 2010 - Present

Responsibilities: Voting member of board of directors responsible for controlling the company according to company Bylaws. In his role as VP of Finance for CHMG Solutions, which provides fully outsourced accounting and financial services to the Company, he oversees all aspects of Saebo's finance, accounting, billing and collections functions.

Other business experience in the past three years:

Employer: CHMG Solutions, LLC

Title: VP of Finance

Dates of Service: November 26, 2001 - Present

Responsibilities: Oversees all areas of Finance, Accounting, Accounts Payable, Billing, Collections and IT services for CHMG Solutions and the outsourced services it provides to third party clients, including Saebo. Alan receives 100% of his salary from CHMG Solutions, but spends about 25% of his time on Saebo-related issues/topics.

Name: Peter Durand

Peter Durand 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February 14, 2022 - Present

Responsibilities: Overall responsibility for the strategy and performance of the company, specifically focusing on sales, marketing, board and investor relations.

Other business experience in the past three years:

Employer: Miller Resource Group

Title: Executive Recruiter

Dates of Service: April 01, 2021 - August 01, 2021

Responsibilities: Recruiting

Other business experience in the past three years:

Employer: Netsertive

Title: Chief Revenue Officer

Dates of Service: February 01, 2019 - April 01, 2021

Responsibilities: Managed Company Revenue

Other business experience in the past three years:

Employer: Cruxible Partners, LLC

Title: President and CEO

Dates of Service: February 01, 2018 - Present

Responsibilities: Hosts consulting or speaking engagements.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,015,873

Percent of class: 65.62

Title of class: Series B Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 763,170

Percent of class: 65.62

Title of class: Series C Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,143,712

Percent of class: 65.62

Title of class: Series D Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 9,197,296

Percent of class: 65.62

Title of class: Common Stock

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,847,287

Percent of class: 65.62

RELATED PARTY TRANSACTIONS

• Name of Entity: The DyeStuff Space, LLC
Names of 20% owners: Wiebusch Family Partners, LLC
Relationship to Company: Related through common ownership greater than 20%
Nature / amount of interest in the transaction: The Company's office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $36,000 and $ 72,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2021 and 2020 was $0 and ($6,000), respectively.
Material Terms: The lease has been terminated early effective Mar 31, 2022 by mutual consent.

• Name of Entity: CHMG Solutions, LLC
Names of 20% owners: CHMG Capital, LLC
Relationship to Company: Related through common ownership greater than 20%
Nature / amount of interest in the transaction: The Company has retained CHMG Solutions, LLC ("CHMG"), a company related through common ownership, to provide various outsourced administrative, financial and management services, including, but not limited to, finance, accounting, accounts payable, information technology, and billing and collections services. The services are provided to the Company at CHMG's fully allocated cost. The total fee expenses due to CHMG were $324,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, CHMG agreed to convert unpaid fees incurred in 2021 and 2020 to notes payable. The notes payable do not accrue interest. The total amounts due under these non-interest bearing notes payable at December 31, 2021 and 2020 were $2,151,000 and $1,979,000, respectively.
Material Terms: The notes do not accrue interest and are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Notes may be prepaid at any time without penalty.

• Name of Entity: CHMG Capital, LLC
Names of 20% owners: Todd D. Wiebusch
Relationship to Company: Related through common ownership greater than 20%

Nature / amount of interest in the transaction: CHMG Capital, LLC, provides executive consulting services to the Company regarding strategy, cash management, sales and marketing, among other areas. The total consulting services expenses were $100,000 and $150,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2021 and 2020 were $1,825,000 and $1,725,000, respectively. Since 2014, the Company has borrowed cash from CHMG Capital for working capital and various growth hires - e.g. Director of International Sales, Director of Digital Marketing and Director of Clinical Services, as well as to invest in various advertising, sales and marketing initiatives - e.g. Hubspot conversion, Google, Facebook and other ad spending, and marketing consultants. The total amount due is $1,119,482 at December 31, 2021 and 2020. Interest accrues at 6% on this cash loan. The Company owes CHMG Capital $120,456.92 in unpaid outsourcing fees from the period before December 31, 2014. Interest does not accrue on this note. Finally, CHMG Capital has established a Line of Credit to Company in the amount of $300,000 for short term working capital purposes. The total amount due is $57,651 and $237,127 at December 31 2021 and 2020.

Material Terms: All amounts are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Amounts outstanding may be prepaid at any time without penalty.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,139,998 of Common Stock.

Common Stock

The amount of security authorized is 21,145,517 with a total of 9,791,438 outstanding.

Voting Rights

1 vote per share

Material Rights

Stock Incentive Plan

The total amount of common shares outstanding (9,791,438) includes:

2,057,170 of shares to be issued to employees pursuant to the company's 2015 Stock Incentive Plan, and

1,847,287 of shares reserved for the conversion of preferred shares at a greater than 1:1 ratio.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company (the "President"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Shares

The amount of security authorized is 1,120,000 with a total of 1,015,873 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Key Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details.

• Distribution rights and preferences

- Covered by Liquidation/Dividend/Redemption/Conversion/Right of First Refusal.

• Liquidation rights and preferences

- Liquidation preferences over Common Stock. The amount to be paid is the Original Issue Price of the shares plus any accrued but unpaid dividends. Series A holders hold liquidation preference over other preferred shares and Common Stock.

• Dividend rights

- Entitled to dividends at an interest rate of 5%. Payable when declared by the Board or on liquidation/dissolution/redemption of Series A Preferred Stock.

• Right of first refusal

• Drag Along/Tag Along

- At least 2/3rds of the outstanding Preferred Shares, voting together as a single class, are required for a merger/consolidation/exchange of shares with another entity, or to sell/lease/license/or transfer all or substantially all of the corporation's assets.

• Redemption Rights

- At the option of the Electing Holders, the corporation must redeem the outstanding Preferred Shares by paying cash for each Series A share in the amount of the Series A redemption price.

• Voting Rights

- Except as provided, Preferred Holders will be entitled to the number of votes equal to the number of Common Shares each Preferred Share could convert into. Preferred Holders will vote together with Common Stock holders, except as otherwise provided, as a single class.

- Preferred Holders will vote as a separate class for the election of 3/5 of the company's directors and in relation to the Preferred Stock Protective Provisions.

• Conversion Rights

- Preferred Stock will convert into Common Stock. The conversion rate is calculated by dividing the Original Price by the Conversion Price, determined at the time of conversion. Preferred Stock is automatically converted on a Liquidation Event/IPO/election of preferred shareholders.

- No fractional conversions are allowed, only conversions into full shares.

• Anti-Dilution Rights

- Shares are entitled to preemptive rights as per the Investor Rights Agreement.

• Mandatory Conversion Rights

- Mandatory conversion to Common Shares at the applicable Conversion Price occurs on a Qualified IPO/merger/sale of substantially all assets, or upon election of the majority of the holders.

• Protective Provisions

- As long as 50% of the Preferred Shares remain outstanding, at least two-thirds of Preferred Shareholders must consent to: 1) altering rights of Preferred Stock; 2) altering amount of Preferred Stock; 3) authorize a new class of stock; 4) reclassify Common Stock; 5) Alter Articles or Bylaws in a way that adversely affects the Preferred Stock; 6) Pay dividends (other than to Preferred Stock); 7) Merge/Exchange shares with another entity; 8) Wind down event/Change of Control event; 9) Liquidation event; 10) Initial Public Offering of securities with a value less than $20M and $3 per Common Share); 11) Change size of Board of Directors from 5 directors; 12)

Create employee Stock Option Plan.

• Election of Directors Rights

- Holders of Preferred Stock, voting as a single class, will be entitled to elect 3 directors via majority vote of the Preferred Shares.

• No Reissuance Rights

- No Preferred Share or Preferred Shares acquired by the corporation will be reissued. It must be cancelled and returned to the shares of undersigned Preferred Stock.

Series B Preferred Shares

The amount of security authorized is 763,170 with a total of 763,170 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

Series C Preferred Shares

The amount of security authorized is 1,160,998 with a total of 1,160,998 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

Series D Preferred Shares

The amount of security authorized is 9,197,296 with a total of 9,197,296 outstanding.

Voting Rights

One vote per share (based on the number of common shares granted upon conversion from preferred to common).

Material Rights

Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are

not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health care and/or rehabilitation industry. However, that may never happen or it may happen at a price that results in you losing part or all of your money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of the products we have in development may never be an operational product or that the product may never be offered for sale. It is possible that the failure to release any product may be the result of a change in the Company's business model, focus, strategies or tactics upon the Company's making a determination that the continuation of the Company's business model, focus, strategies or tactics, or some other factor, may not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the

President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in Company management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based in part on an assumption that with an increased product development budget, and an increased advertising and marketing budget, we will be able to develop more products, and that these products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies around the world who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Saebo, Inc. was formed on 6/29/2004. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our future success depends on the efforts of key personnel and consultants, especially our Co-

founder, Director, and President, Henry Hoffman, our Executive Chairman and Director, Todd Wiebusch, and our Chief Operating Officer and Director, Christopher Klett. Although the company currently maintains key man life insurance policies on the aforementioned individuals, there is no guarantee that the amount of coverage would be sufficient to fully offset the financial impact to the company of losing one of these key employees. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate, attract or retain qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee to replace them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

With a significant e-commerce presence and digital marketing program that operates over the internet, we may be vulnerable to hackers who may access the data of our customers, suppliers, partners and/or investors. Further, any significant disruption to the operations of Saebo. or in its computer systems could reduce the company's sales, increase expenses to remedy any cyber attack(s) and result in a loss of revenue. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Saebo, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Product Liability

The nature of our products means there is a risk we will face product liability lawsuits. We sell products that are considered medical devices and are used by patients in both clinical and home settings. Based on the classifications of our products and the settings in which they are used, the company may be at risk for potential product liability lawsuits. If our products are shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt the company, which would significantly reduce the value of your investment.

As a result of government regulation, we may be unable to market one or more of our devices in the United States in the future for the indications for which they were designed.

Our devices have been marketed in the United States based upon existing FDA classifications and 510k clearances for specific indications. Future adverse decisions by the FDA may impact our marketing efforts for current products, and/or products currently in development, and/or products which may be placed in development in the future.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold

for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the United States, European Union and elsewhere, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Health Information Technology for Economic and Clinical Health Act (HITECH), the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software solutions. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs

aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software solutions and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software solutions. Further, our software solutions may be the target of malicious attacks seeking to identify and exploit weaknesses. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks, through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our software solutions may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, failure could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to maintain business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. Our software solutions store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software solutions are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are

not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

COVID-19

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Saebo, Inc.

By /s/ *Todd D. Wiebusch*

     Name: Saebo, Inc.

     Title: Director

Exhibit A

FINANCIAL STATEMENTS

SAEBO INC.

and subsidiaries

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 1, 2022

To: Board of Directors, SAEBO INC.

Re: 2021-2020 Consolidated Financial Statement Review

We have reviewed the accompanying combined financial statements of SAEBO INC. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO


SAEBO INC. and Subsidiaries
CONSOLIDATED BALANCE SHEET
As of December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	534,201	$	256,485
Accounts receivable, net of allowances		208,192		389,263
Inventory, net		1,309,658		1,071,495
Other current assets		33,404		31,759
Total current assets		2,085,455		1,749,002
Fixed assets, net of accumulated depreciation		63,678		22,579
Other intangible assets, net of accumulated amortization		33,469		38,679
Total Assets	$	2,182,601	$	1,810,260
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	592,381	$	520,421
Accrued expenses		161,300		178,917
Current portion of notes payable		90,234		117,133
Total Current Liabilities		843,914		816,471
Notes payable, long-term		9,285,857		8,504,611
Total Liabilities		10,129,771		9,321,081
OWNERS' EQUITY				
Common stock (21,145,517 and 21,145,517 no par shares issued and outstanding as of December 31, 2021 and 2020, respectively)		354,272		354,272
Preferred stock (14,197,296 shares of 5% preferred shares authorized, 12,137,337 and 12,137,337 shares issued and outstanding as of December 31, 2021 and 2020, respectively)		5,567,298		5,567,298
Crowdfunding securities, net of offering costs		343,716		0
Cumulative translation adjustment		(266,585)		(252,045)
Retained deficit		(13,945,871)		(13,180,347)
Total Owners' Equity		(7,947,170)		(7,510,821)
Total Liabilities and Owners' Equity	$	2,182,601	$	1,810,260

SAEBO INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Revenues, net	$ 4,567,535	$ 4,032,334
Less: Cost of goods sold	1,681,375	1,585,985
Gross profit	2,886,160	2,446,349
Operating expenses		
General and administrative	3,514,735	2,936,065
Total operating expenses	3,514,735	2,936,065
Net Operating Income (Loss)	(628,575)	(489,716)
Depreciation (expense)	(17,985)	(17,922)
Interest (expense)	(355,188)	(411,506)
Paycheck Protection Program loan forgiveness	236,224	
Tax provision (benefit)	0	0
Net Income (Loss)	$ (765,524)	$ (919,145)

SAEBO INC.
CONSOLIDATED STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Preferred Stock		Crowdfunding Securities	Cumulative Translation Adjustment	Retained Deficit	Total Owners' Equity
	# Shares	$	# Shares	$				
Balance as of January 1, 2020	21,145,517	$ 354,272	12,137,337	$ 5,567,298	$ 0	$ (186,981)	$ (12,261,201)	$ (6,526,612)
Period currency adjustment						(65,064)		(65,064)
Net loss							(919,145)	(919,145)
Balance as of December 31, 2020	21,145,517	$ 354,272	12,137,337	$ 5,567,298	$ 0	$ (252,044)	$ (13,180,346)	$ (7,510,821)
Contributions					343,716			
Period currency adjustment						(14,541)		(14541)
Net loss							(765,524)	(765,524)
Balance as of December 31, 2021	21,145,517	$ 354,272	12,137,337	$ 5,567,298	$ 343,716	$ (266,585)	$ (13,945,871)	$ (7,947,170)


SAEBO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


		2021		2020
Operating Activities				
Net Income (Loss)	$	(765,524)	$	(919,145)
Adjustments to reconcile net income (loss)				
to net cash provided by operations:				
Add: Depreciation and amortization		17,985		17,922
Add: Currency adjustment		(14,541)		(65,064)
Changes in operating asset and liabilities:				
(Increase) Decrease in accounts receivable		181,071		12,320
(Increase) Decrease in inventory		(238,163)		(148,571)
(Increase) Decrease in other current assets		(1,645)		(9,970)
(Increase) Decrease in other assets		5210		821
Increase (Decrease) in accounts payable		71,960		45,195
Increase (Decrease) in accrued expenses		(17,617)		(45,296)
Net cash used in operating activities		(761,264)		(1,111,788)
Investing Activities				
Purchase of fixed assets		(59,083)		(2,965)
Net cash used in investing activities		(59,083)		(2,965)
Financing Activities				
Proceeds from current borrowings		1,098,063		1,345,578
Net cash from financing activities		1,098,063		1,345,578
Net change in cash and cash equivalents		277,716		230,825
Cash and cash equivalents at beginning of period		256,485		25659
Cash and cash equivalents at end of period	$	534,201	$	256,485
Cash paid for income taxes	$	0	$	0
Cash paid for interest	$	0	$	0

NOTE 1 – NATURE OF OPERATIONS

SAEBO INC. and subsidiaries (which may be referred to as the "Company", "we," "us," or "our") serves as a distributor and manufacturer of stroke rehab products and equipment in the United States and in countries around the world. SAEBO UK Ltd is a wholly owned subsidiary of the Company. The Company is majority owned by a lead investor. The Company was organized in North Carolina in June 2004.

Since Inception, the Company has been in a development stage and has relied on securing loans, issuing securities and has had sales to fund its operations. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2020. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital and reduce costs sufficiently it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. Reclassification of prior year amounts have been made to consistently present the information.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $534,201 and $256,485 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had net fixed assets of $63,678 and $22,579, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its product to customers and records those revenues as products are shipped.

Accounts Receivable

Patient accounts receivable are stated at the amounts billed to commercial accounts or patients, less the allowance for uncollectible accounts. The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated. Amounts due from patients are generally due at the time of sale although some are offered payment plans of up to 12 months.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2004 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has non interesting payable notes payable primarily due to the Company's lead investor for consulting fees and to CHMG for administrative and management fees (See Footnote 6). To conserve the Company's cash, these amounts were not paid in 2020 and 2021 and were converted to notes payable. The notes payable do not accrue interest. The notes are payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. Notes may be prepaid at any time without penalty.

The Company has notes payable due to the Company's lead investor for cash loans. The notes payable accrue interest at 6 percent. Interest expense of $67,169 and ($16,804) in 2021 and 2020 were included as expense but were not paid. The notes and accrued interest are payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. Notes and accrued interest may be prepaid at any time without penalty.

The Small Business Association ("SBA") offered Economic Injury Disaster Loans as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The Company received a $150,000 loan in 2020. The loan was increased to $500,000 in 2021. The monthly loan payments include interest at 3.75% and are payable over 30 years. The loans are secured by substantially all the assets of the Company.

Also, as part of the CARES Act, the Company received a Paycheck Protection Program ("PPP") loan through the SBA for $304,600 in 2020. Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. During 2021 $236,224 of the PPP loan was forgiven. The remaining balance is payable monthly, including interest at 1%, through April 2025.

As part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Company received a Paycheck Protection Program ("PPP") loan through the Small Business Administration ("SBA") for $308,000 in 2021. Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. The company has segregated these funds and after extensive consulting with its advisors have carefully used the funds as allowed by the SBA. See Note 9.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and carries a federal net operating loss of more than $5,606,801 that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Lease commitments
The Company leases office space and warehouse facilities. Additionally, the Company leases an office space from a related party (see Note 6). Total rent expense was approximately $128,431 and $160,715 for the year ended December 31, 2021 and 2020, respectively.

Future minimum lease payments are expected to be as follows:

Year	Lease Commitment
2022	$79,840

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 14,197,296 shares and has issued 12,137,337 shares of preferred stock. The stock accrues a 5 percent preferred return. Preferred return of $286,108 and $286,904 in 2021 and 2020 were included as expense. No payments are required of the preferred return and no payments have been made since issuance. The accrued interest is a priority payable upon the sale of all or substantially all the assets or stock of the Company or a recapitalization of the Company. At the holder's option the preferred stock can be converted to common stock at various conversion rates. The majority of the preferred stock is held by the lead investor of the Company.

The Company has authorized 5,521,170 shares and has issued 4,324,000 shares of employee incentive stock. Of the shares issued, 3,464,000 have no vesting period and 880,000 become vested to the employee over a five year period. There are various restrictions including the Company having the right of first refusal to purchase shares.

The Company began offering (the "Crowdfunded Offering") up to $1,070,000 of securities effective Dec 31, 2020. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through Start Engine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company's lead investor has significant experience in managing growing companies and provides consulting services in the areas of strategy, sales, marketing, financial management and other areas of the Company. The total consulting services expenses were $100,000 and $150,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2021 and 2020 were $1,825,000 and $1,725,000, respectively. See Note 4.

The Company has retained CHMG Solutions, LLC ("CHMG") a company related through common ownership to provide various outsourced administrative services, including, but not limited to, finance, accounting, accounts payable, information technology, billing and collections services. The services are provided to the Company at CHMG's fully allocated cost. The total management fee expenses to CHMG were $324,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and stockholders' equity. The company has also provided loans to the company for cash flow needs. To conserve cash, the Company converted unpaid fees in 2021 and 2020 to notes payable. The notes payable do not accrue interest. The total amounts due at December 31, 2021 and 2020 were $2,151,000 and $1,979,000, respectively.

Office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $36,000 and $72,000 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2021 and 2020 was $0 and ($6,000), respectively. The DyeStuff lease has been terminated early effective March 31, 2022 by mutual consent.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. This has resulted in a reduction of sales particularly of capital equipment since March 2020. It has also resulted in a furlough of some employees in 2020. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

The Small Business Administration (SBA) second round of Paycheck Protection Program ('PPP") loan of $308,000 was fully forgiven in 2022.

Management's Evaluation
Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Todd D. Wiebusch, Principal Executive Officer of Saebo, Inc., hereby certify that the financial statements of Saebo, Inc. included in this Report are true and complete in all material respects.

Todd D. Wiebusch

Director